Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 9, 2007

Relating to Preliminary Prospectus dated September 26, 2007

Registration No. 333-142842

TARGANTA THERAPEUTICS CORPORATION

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated September 26, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-142842) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1398161/000119312507214302/ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	5,750,000 shares (or 6,612,500 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering	20,969,174 shares (or 21,831,674 shares if the underwriters exercise their over-allotment option in full), based on the number of shares outstanding as of September 24, 2007.

Initial public offering price per share	$10.00 per share. This represents a price per share below the estimated price range of $12.00 to $14.00 indicated in the Preliminary Prospectus.

Potential purchases by existing stockholders:

Certain of our principal stockholders and/or their affiliates have indicated an interest in purchasing up to an aggregate of 1,275,000 shares of our common stock in this offering at the initial offering price. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering. The following table sets forth the number of shares these existing stockholders have indicated an interest in purchasing and the number and percentage of common stock they would beneficially own after the offering, assuming such shares are purchased.

Beneficial Owner	Indication of Interest to Purchase Shares in Offering	Number of Shares Beneficially Owned After Offering	Percentage of Common Stock Beneficially Owned After Offering
Brookside Capital Partners Fund, L.P.	575,000	2,771,682	13.2%
Entities affiliated with Skyline Ventures	400,000	2,307,973	11.0%
Entities affiliated with OrbiMed Advisors	300,000	1,894,161	9.0%

Jay Venkatesan is a member of our board of directors and is a director of Brookside Capital Partners Fund, L.P. Eric Gordon is a member of our board of directors and is a partner of Skyline Ventures, an affiliate of Skyline Partners. The entities affiliated with OrbiMed Advisors are the holders of more than 5% of our outstanding common stock. Assuming such purchases are completed in full, our current executive officers and directors as a group will beneficially own approximately 39.6% of our outstanding common stock after this offering. The number and percentage of shares beneficially owned is based on 20,969,174 shares of common stock outstanding after this offering and assumes no exercise of the underwriters’ over-allotment option.

Net proceeds:

We estimate that we will receive net proceeds of approximately $51.9 million from the sale of the shares of common stock in this offering, based on the initial public offering price of $10.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $59.9 million.

Pro forma as adjusted balance sheet data as of June 30, 2007:

Based on the initial public offering price of $10.00 per share, cash, cash equivalents and short-term investments would have been approximately $101.7 million, working capital would have been approximately $87.7 million, total assets would have been approximately $106.2 million and total stockholders’ equity would have been approximately $89.7 million.

Pro forma as adjusted capitalization:

Based on the initial public offering price of $10.00 per share, as of June 30, 2007, on a pro forma as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $101.7 million, additional paid-in capital would have been approximately $182.6 million, total stockholders’ equity would have been approximately $89.7 million and total capitalization would have been approximately $89.8 million.

Dilution:

After giving effect to our sale in this offering of 5,750,000 shares of our common stock at the initial offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $89.7 million, or $4.47 per share of our common stock. This represents an immediate increase of net tangible book value of $1.83 per share to our existing stockholders and an immediate dilution of $5.53 to investors purchasing shares in this offering. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $4.67 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $5.33 per share. Investors purchasing shares of common stock in this offering will have purchased approximately 29% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 37% of the total consideration paid for our common stock.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-800-221-1037. YOU MAY ALSO REQUEST COPIES OF THE PROSPECTUS BY CONTACTING THE CREDIT SUISSE PROSPECTUS DEPARTMENT AT 1 MADISON AVENUE, NEW YORK, NEW YORK 10010.

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